Exhibit 99.1

WeRide signs MoU with RTA and Uber to Launch Pilot Operations of Autonomous Vehicles

DUBAI, United Arab Emirates — June 16, 2025 — WeRide (NASDAQ: WRD), a global leader in autonomous driving technology, has signed a Memorandum of Understanding (MoU) with Dubai’s Roads and Transport Authority (RTA) and Uber Technologies, Inc. (NYSE: UBER), the world’s leading technology platform for mobility and delivery. Under the agreement, pilot operations of autonomous vehicles will commence later this year via the Uber app in Dubai. In the initial phase, the vehicles will operate with a safety driver on board, paving the way for the full-scale commercial rollout of driverless services in 2026.

Field preparations for the pilot phase are already underway, led by WeRide and Uber, with strategic support and supervision from RTA.

(His Excellency Mattar Al Tayer of the RTA, Ryan Zhan of WeRide, and Madhu Kannan of Uber witnessing the signing of the MoU)

His Excellency Mattar Al Tayer, Director General, Chairman of the Board of Executive Directors of Dubai’s Roads and Transport Authority (RTA), along with Mr. Madhu Kannan, Chief Business Officer at Uber, and Mr. Ryan Zhan, Regional General Manager of Middle East and Africa at WeRide attended the MoU signing ceremony. The agreement was signed for RTA by Mr. Ahmed Hashim Bahrozyan, CEO of the Public Transport Agency, RTA; for Uber by Mr. Frans Hiemstra, Regional General Manager for the Middle East and Africa at Uber; and for WeRide by Mr. Eric Dong, Director of Capital Markets and Corporate Development at WeRide, in the presence of senior officials from all parties.

(Under the MoU, pilot operations of autonomous vehicles will begin later this year in Dubai)

Jennifer Li, CFO and Head of International at WeRide, said: “We are accelerating our international expansion, with the Middle East as a strategic priority. Last month, we expanded our partnership with Uber to roll out Robotaxis in 15 additional cities over the next five years, with cities in the Middle East under consideration, and now, formalized our collaboration with Uber and the RTA to bring autonomous vehicles to Dubai through this MoU. We are fully aligned with the Dubai Government’s ambitious vision to make 25% of all transportation trips autonomous by 2030, and are proud to support this goal with our advanced technology and global experience.”

His Excellency Mattar Al Tayer, Director General, Chairman of the Board of Executive Directors of Dubai's Roads and Transport Authority, stated: “The introduction of autonomous vehicles in Dubai represents a significant leap towards a smart and sustainable future for mobility, in line with the vision of our leadership to transform Dubai into the world’s smartest city. It also supports the objectives of the Dubai Smart Self-Driving Transport Strategy, which seeks to convert 25% of all mobility journeys in the emirate into autonomous trips across various transport modes by 2030. This MoU reinforces Dubai’s global leadership in adopting advanced and sustainable transport solutions, embracing state-of-the-art technologies, and fostering innovative mobility initiatives.”

Frans Hiemstra, Regional General Manager, MEA at Uber said: "At Uber, we are building the future of transportation, one we see as autonomous, electric, and shared. Today we’re thrilled to ink our partnership with RTA to bring autonomous vehicle operations in the UAE by launching in Dubai in 2025, starting with WeRide as our first technology partner. This strategic collaboration anchors our commitment to make autonomous vehicles more accessible to people around the world and we’re excited to bring this experience to thousands of riders in Dubai later this year."

(Officials from the RTA, WeRide, and Uber with WeRide Robotaxis at RTA's office in Dubai)

This signing formalizes WeRide's partnership with Uber and RTA following their initial announcement in April 2025. It builds on the success of WeRide and Uber's Robotaxi operations in Abu Dhabi since December 2024 — the first time autonomous vehicles were available on the Uber platform outside the US. In May 2025, WeRide and Uber further expanded their partnership to deploy Robotaxis in 15 additional major cities globally over the next five years.

In July 2023, WeRide received the UAE’s first and only national license for self-driving vehicles, authorizing testing and operation of all types of its autonomous vehicles on public roads across the country. With that, WeRide is the first and only technology company whose products have received autonomous driving permits in five markets: China, the UAE, Singapore, France, and the US.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 10 countries. We are also the first and only technology company whose products have received autonomous driving permits in five markets: China, the UAE, Singapore, France, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named in Fortune Magazine’s 2024 “The Future 50” list.

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